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As filed with the Securities and Exchange Commission on July 14, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AQUARIUS PLATINUM LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
 n/a
(Translation of issuer's name into English)

Bermuda
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Deutsche Bank Trust Company Americas
Attention: ADR Department
60 Wall Street,
New York, New York 10005
(212) 250-9100

        It is proposed that this filing become effective under Rule 466

          ☐ immediately upon filing        ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee

American Depositary Shares, each representing two common shares of Aquarius Platinum Limited	100,000,000 ADSs	$0.05	$5,000,000	$633.50

*
Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to the Registration Statement which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary		Introductory Article
2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15 and 16
	(iii)	The collection and distribution of dividends	Articles number 12, 14 and 15
	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
	(v)	The sale or exercise of rights	Article number 13
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
	(x)	Limitation upon the liability of the depositary	Articles number 13 and 18
3.	Fees and Charges		Article number 7
Item 2. AVAILABLE INFORMATION

Statement that Aquarius Platinum Limited furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C			Article number 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

  (a)
  Form of Deposit Agreement, dated as of July , 2004, by and among Aquarius Platinum Limited (the "Company"), Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto).—Filed herewith as Exhibit (a).

  (b)
  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

  (c)
  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

  (d)
  Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

  (e)
  Certification under Rule 466. Not applicable.

  (f)
  Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on July 12, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Aquarius Platinum Limited.
Deutsche Bank Trust Company Americas, As Depositary
By:	/s/ Jeff Margolick Name: Jeff Margolick Title: Vice President
By:	/s/ Clare Benson Name: Clare Benson Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities of 1933, Aquarius Platinum Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Western Australia, Australia on July 9, 2004.

AQUARIUS PLATINUM LIMITED
By:	/s/ Willi Boehm Name: Willi Boehm Title: Company Secretary

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Stuart Murray and Willi Boehm, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 9, 2004.

Signature	Title
/s/ Nicholas T. Sibley Nicholas T. Sibley	Chairman, Director
/s/ Stuart A. Murray Stuart A. Murray	Principal Executive Officer, Director
/s/ Patrick D. Quirk Patrick D. Quirk	Director
/s/ James Hamilton Slade James Hamilton Slade	Director
/s/ Catherine E. Markus Catherine E. Markus	Director
/s/ Sir William Purves Sir William Purves	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

        Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Aquarius Platinum Limited., has signed this Registration Statement in New York, New York on July 9, 2004.

Authorized U.S. Representative Depositary Management Corporation
By:	/s/ George Boychuk Name: George Boychuk

Index to Exhibits

Exhibit Number
99(a)	Form of Deposit Agreement, dated as of July , 2004, by and among Aquarius Platinum Limited (the "Company"), Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.
99(d)	Opinion of counsel to the Depositary, as to the legality of the securities to be registered.

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PART I INFORMATION REQUIRED IN PROSPECTUS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Index to Exhibits